SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 7, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Multiplus Fidelidade Chooses Oracle's Technological Platform

Technology to Link Loyalty Programs From Companies in Different Industries, Including TAM Fidelidade

São Paulo, July 7, 2009 – (NYSE: TAM, Bovespa: TAMM4) Multiplus Fidelidade, our new business unit, and Oracle have signed a contract to implement the technological platform using the Oracle Siebel Call Center and Oracle Siebel CRM Loyalty solutions, which will link the loyalty programs of companies representing diverse industries – from an airline company to gas stations, phone companies, supermarkets, hotels, bookstores, movie theaters, banks, credit cards, internet service providers, automobile manufacturers, and more – and integrate them into a network of loyalty initiative programs.

“We decided to invest in a top quality global technology that has been proven to have the flexibility and versatility to efficiently manage the network of Multiplus Fidelidade programs, which has several companies across different industries as members, and each one of them with their own regulations,” states Líbano Barroso, our Vice President of Finances, Management and IT, explaining the reasons that led them to choose the Oracle platform. He adds that another decisive factor was the platform’s scalability; it is able to handle the fast, strong growth expected as partners join the program and consumers become Multiplus Fidelidade members.

The Multiplus Fidelidade Operations Director, Luiz Eduardo Ritzmann, confirms that the technologies of 13 companies that participated in the selection process were evaluated, requiring the analysis of 110 technical requirements. “We came to the conclusion that the loyalty programs platform developed by Oracle with globally proven effectiveness, including those developed for airline companies, is the most appropriate due to its flexibility, which allows the connectivity of all programs belonging to the Multiplus Fidelidade network,” he says. Oracle’s global operation was another relevant attribute, considering that in the first quarter of 2010 we will complete the membership process with the Star Alliance, the largest global commercial aviation alliance.

This flexibility will allow Multiplus Fidelidade members to concentrate on a single points account that will accumulate with airline ticket purchases as well as daily spending with gas stations, cell phone companies, supermarkets and bookstores that participate in the network, as well as companies in other industries. Consumers may access Multiplus Fidelidade via the internet to redeem accumulated points for rewards offered by the participating companies’ loyalty programs – from TAM Viagens tours to products and services from the other partners.

According to Ritzmann, the other decisive factor in the decision process, the Oracle platform's scalability, allows "the number of partners in the network and especially the number of Multiplus Fidelidade members to be multiplied without limiting its future expansion." The TAM Fidelidade program alone, which will continue being our frequent fliers program, currently, has 5.9 million members.

www.tam.com.br/ir	1/2

Oracle Siebel CRM Loyalty is a scalable open solution based on market standards and guarantees flexibility and agility in the inclusion of new partners, in addition to ensuring a 360 degree view of the client by complete client mapping of transaction history, services required, purchases made, preferences, etc. “TAM is our first client in the aviation industry. The airline’s proposal is innovative and will ensure a qualitative boost for the company with respect to its clients,” says Elisabete Waller, Vice President of Oracle Applications in Brazil. “We offer a complete solution, recognized by independent research institutes like Gartner and Forrester, who consider Oracle a leader in the CRM industry.”

More information about Multiplus Fidelidade is available at www.multiplusfidelidade.com.br.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM:

TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2009 with 44.9% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in May. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.9 million subscribers and has awarded more than 8.3 million tickets.

www.tam.com.br/ir	2/2

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.